SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. 1)*

Equus Total Return, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

294766100

(CUSIP Number)

Sam P. Douglass

13 Tiel Way

Houston, Texas 77019

and

Paula T. Douglass

2727 Allen Parkway, 13th Floor

Houston, Texas 77019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Sam P. Douglass
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 671,191
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 671,191
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,191 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	NAMES OF REPORTING PERSONS Douglass Trust IV – FBO S. Preston Douglass, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 282,791
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 282,791
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,791 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	NAMES OF REPORTING PERSONS Douglass Trust IV – FBO Brooke Douglass
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 282,792
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 282,792
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,792 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	NAMES OF REPORTING PERSONS Tiel Trust FBO Sam P. Douglass
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 52,257
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 52,257
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,257 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	NAMES OF REPORTING PERSONS Paula T. Douglass
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 115,751
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 115,751
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,751 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	NAMES OF REPORTING PERSONS Tiel Trust FBO Paula T. Douglass
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 53,986
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 53,986
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,986 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed on May 27, 1997 (the “Schedule 13D”), and relates to the common stock, par value $0.001 (the “Common Stock”), of Equus Total Return, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2727 Allen Parkway, 13th Floor, Houston, Texas 77019.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

This Amendment is being filed by and on behalf of Douglass Trust IV – FBO S. Preston Douglass, Jr., a trust organized under the laws of the State of Texas (“Douglas Trust IV – FBO Preston”), Douglass Trust IV – FBO Brooke Douglass, a trust organized under the laws of the State of Texas (“Douglass Trust IV – FBO Brooke” and together with Douglass Trust IV – FBO Preston, the “Douglass Trusts”), Tiel Trust FBO Sam P. Douglass, a trust organized under the laws of the State of Texas (“Tiel Trust FBO SPD” and together with the Douglass Trusts, the “Trusts”), Sam P. Douglass, an individual resident of the State of Texas and the trustee of the Trusts (“Douglass”), Tiel Trust FBO Paula T. Douglass, a trust organized under the laws of the State of Texas (“Tiel Trust FBO PTD”) and Paul T. Douglass, an individual resident of the State of Texas and trustee of the Tiel Trust FBO PTD (“Paula Douglass”). The Trusts, Douglass, Tiel Trust FBO PTD and Paula Douglass are collectively referred to herein as the “Reporting Persons” and individually as a “Reporting Person.”

Douglass is a citizen of the United States of America. Douglass’ principal occupation is the management of personal and family investments.

Douglass Trust IV – FBO Preston is a trust formed under the laws of the State of Texas. Its principal business is to manage its corpus for the beneficiaries of the trust.

Douglass Trust IV – FBO Brooke is a trust formed under the laws of the State of Texas. Its principal business is to manage its corpus for the beneficiaries of the trust.

Tiel Trust FBO SPD is a trust formed under the laws of the State of Texas. Its principal business is to manage its corpus for the beneficiaries of the trust.

Paula Douglass is a citizen of the United States of America. Paula Douglass’ principal occupation is the management of personal and family investments.

Tiel Trust FBO PTD is a trust formed under the laws of the State of Texas. Its principal business is to manage its corpus for the beneficiaries of the trust.

The address of the principal office of Douglass and the Trusts is 13 Tiel Way, Houston, Texas 77019. The address of the principal office of Paula Douglass and Tiel Trust FBO PTD is 2727 Allen Parkway, 13th Floor, Houston, Texas 77019.

During the last five years, no Reporting Person has been (a) convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

Originally, at the time the Schedule 13D was filed, the Douglass Trusts were the sole stockholders of Equus Corporation International, a Delaware corporation (“ECI”), which was named as a reporting person in the Schedule 13D. At the time the Schedule 13D was filed ECI owned 243,506 shares of Common Stock. In June of 2005, ECI, in a private, related party transaction, distributed to each of the Douglass Trusts one half of such shares, or 121,753 shares in the case of each trust.

On September 25, 2007, the Douglass Trusts accepted from Moore Clayton & Co., Inc. (“MCC”), an aggregate 189,716 shares of Common Stock (the “MCC Shares”). MCC is the parent corporation of Moore Clayton Capital Advisers, Inc., the investment adviser to the Issuer (“MCCA”). The MCC Shares were accepted in partial payment of promissory notes issued to the Douglass Trusts by MCCA and secured by a pledge of such shares. For purposes of the transaction, the shares were valued at $8.24 per share. The notes had been issued to the Douglass Trusts as partial payment for MCCA’s indirect purchase from the Douglass Trusts of all of the outstanding stock of Equus Capital Management Corporation (“ECMC”), then the investment adviser to the Issuer (the “ECMC Purchase”).

Under the terms of the ECMC Purchase, MCCA contractually undertook to pay to the Douglass Trusts, as additional and contingent consideration for the ECMC stock, 26% of all incentive fees earned by MCCA in respect of its investment advisory services for the Issuer, until the total “earn-out” consideration paid to the Douglass Trusts reaches $2.8 million. Until the $2.8 million cap is reached, MCCA is required to pay to the Douglass Trusts, as a prepayment or credit against the earn-out obligation, 25% of all dividends paid by the Issuer on shares of Common Stock owned by MCCA and its affiliates. To date, about $1.3 million has been paid to the Douglass Trusts as earn-out consideration, leaving up to a potential $1.5 million yet to be earned. The obligation of MCCA to apply a percentage of dividends received on the Common Stock owned by the MCCA affiliated group applies to both cash and stock dividends. A total of 13,997 shares of Common Stock have been received so far by the Douglass Trusts in respect of the earn-out obligation.

Prior to the filing of the Schedule 13D, Tiel Trust FBO SPD acquired the shares it holds for estate planning purposes.

Prior to the filing of the Schedule 13D, Tiel Trust FBO PTD acquired the shares it holds for estate planning purposes.

From time to time, in open market transactions, Douglass acquired a total of 53,351 shares of Common Stock for his individual accounts using his own personal funds and through the exercise of certain options. Each acquisition or disposition of Common Stock by Douglass was reported on Form 4 in accordance with the rules promulgated by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended.

From time to time, in open market transactions, Paula Douglass purchased a total of 61,765 shares of Common Stock for her individual accounts using her own personal funds. Each acquisition or disposition of Common Stock by Paula Douglass was reported on Form 4 in accordance with the rules promulgated by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

Each of the persons named in Item 2 of this Amendment holds the shares of Common Stock as reported herein for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock in future open market or private transactions. Although no such person has any specific plans or proposals regarding the Issuer in his, her or its capacity as a stockholder, each will continue to evaluate all alternatives with respect to the Common Stock. Other than as described herein, no such person has plans or proposals which relate to, or may result in, any of the matters listed in 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

(a) and (b)     As reflected in the following table:

	Shares Beneficially Owned		Power to Vote		Dispositive Power
Name	Aggregate No.	% of Class	Sole	Shared	Sole	Shared
Sam P. Douglass*	671,191	7.6%	671,191	0	671,191	0
Douglass Trust IV – FBO Preston **	282,791	3.2%	282,791	0	282,791	0
Douglass Trust IV – FBO Brooke **	282,792	3.2%	282,792	0	282,792	0
Tiel Trust FBO SPD **	52,257	0.6%	52,257	0	52,257	0
Paula T. Douglass*	115,751	1.3%	115,751	0	115,751	0
Tiel Trust FBO PTD***	53,986	0.6%	53,986	0	53,986	0

*	As of the date of this Amendment, Douglass and Paula Douglass, in their individual capacities, and as trustees of the respective trusts listed herein, have beneficial ownership of 786,942 shares of Common Stock, representing 8.9% of the shares of Common Stock outstanding.
**	Douglass, as trustee of the Trusts, has sole voting and dispositive power over the Common Stock held by the Trusts.
**	Paula Douglass, as trustee of Tiel Trust FBO PTD, has sole voting and dispositive power over the Common Stock held by Tiel Trust FBO PTD.

(c)	Except as described below in this paragraph (c), none of the persons described in Item 2 have effected any transaction involving the Common Stock within the past 60 days. In the past 60 days, as part of the MCCA “earn out” obligation described in Item 3, Douglass Trust IV – FBO Preston received a stock dividend for the quarter ended March 31, 2009, in the amount of 6,998 shares of Common Stock, and Douglass Trust IV – FBO Brooke received a stock dividend for the quarter ended March 31, 2009, in the amount of 6,999 shares of Common Stock.

(d)	With respect to each person listed in Item 2, no person other than the Reporting Persons is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities owned by such person (except to the extent of the marital property interest therein of the spouse of any such person).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

See the discussion of MCCA’s obligations under the ECMC Purchase referenced in Item 3 above.

Except for the relationship of Douglass as a director of the Issuer, the relationship of Paula Douglass, the wife of Douglass, as an officer of MCCA, and as otherwise described in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

In accordance with Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that he, she or it is, for purposes of Section 13(d) or Section 13(g) of such Act, the beneficial owner of any securities of the Issuer other than as expressly described in Item 5 (including the notes thereto).

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Amendment, as follows:

Exhibit A - Joint Filing Agreement for the Amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2009

/s/ Sam P. Douglass
Sam P. Douglass, Individually

/s/ Paula T. Douglass
Paula T. Douglass, Individually

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Douglass Trust IV for the Benefit of S. Preston Douglass, Jr.

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Douglass Trust IV for the Benefit of Brooke Douglass

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Tiel Trust for the Benefit of Sam P. Douglass

/s/ Paula T. Douglass
Paula T. Douglass, as Trustee of Tiel Trust for the Benefit of Paula T. Douglass

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Equus Total Return, Inc., and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on June 1, 2009.

/s/ Sam P. Douglass
Sam P. Douglass, Individually

/s/ Paula T. Douglass
Paula T. Douglass, Individually

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Douglass Trust IV for the Benefit of S. Preston Douglass, Jr.

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Douglass Trust IV for the Benefit of Brooke Douglass

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Tiel Trust for the Benefit of Sam P. Douglass

/s/ Paula T. Douglass
Paula T. Douglass, as Trustee of Tiel Trust for the Benefit of Paula T. Douglass